Exhibit 99.1

Nayax Partners with Adyen to Globally Expand Electric Vehicle Charging and Automated Self-Service Payments Infrastructure

The two companies will also provide the world’s first global omni-channel payment service provider solution in EV charging

HERZLIYA, Israel, Sept. 16, 2024 (GLOBE NEWSWIRE) – Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement, payments and loyalty platform designed to help merchants scale their business, and Adyen, the global financial technology platform of choice for leading companies, today announced a long-term strategic partnership to drive the seamless global delivery of cashless payment technology to businesses in the Electric Vehicle (EV) charging and automated self-service industries.

With this partnership, Adyen joins Nayax’s network of acquiring banks and Nayax’s end-to-end payment and loyalty platform will be integrated into Adyen’s single global platform. This allows Nayax to expand into new regions such as Latin America and APAC, while also significantly lowering operational costs associated with ongoing operations as a payment facilitator and entering into new markets.

At the center of Nayax and Adyen’s partnership is a forthcoming first-of-its-kind global omni-channel payment service provider solution specifically built for EV Charge Point Operators (CPOs).  The soon-to-be-launched EV payments solution will be integrated using a mobile payment software development kit (SDK) to foster the seamless integration of both card present and online payments, resolving significant operational issues for CPOs, which grapple with the complexities of reconciling payments between multiple providers. Currently, Nayax provides payment processing devices and software globally for many of the largest CPOs.

“Partnering with Adyen, one of the most innovative financial technology companies globally, provides Nayax with a long-term strategic partner that can support the fast-paced international growth of our business,” said Aaron Greenberg, Chief Strategy Officer at Nayax. “We believe our expansion into e-commerce, which will begin with EV charging and expand into other verticals, will be a significant catalyst of our company’s growth.”

“Adyen is thrilled to join forces with Nayax to help further drive the platform's offering in the fast-growing EV charging and automated self-service verticals,” said Roelant Prins, Chief Commercial Officer at Adyen. “Helping Nayax build out its global financial technology offering will go a long way towards supercharging the company’s growth and allowing us to deepen our presence into the industries where Nayax excels, allowing us to access its impressive roster of more than 85,000 customers.”

About Nayax
Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. As a global leader in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of June 30, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations, and is globally recognized as a payment facilitator. Nayax's mission is to improve its customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com.

About Adyen
Adyen (ADYEN:AMS) is the financial technology platform of choice for leading companies. By providing end-to-end payments capabilities, data-driven insights, and financial products in a single global solution, Adyen helps businesses achieve their ambitions faster. With offices around the world, Adyen works with the likes of Meta, Uber, H&M, eBay, and Microsoft. The collaboration with Nayax, described in this press release, underlines Adyen's continuous growth with existing and new customers over the years. For more information, visit Adyen.com.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management's beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
Scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg
Chief Strategy Officer
Aarong@nayax.com